

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Joseph R. Ianniello
President and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      Re: CBS Corporation
            Preliminary Information Statement on Schedule 14C
            Filed September 21, 2018
            File No. 001-09553

Dear Mr. Ianniello:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Telecommunications